Segment experiencing "meteoric rise" Inbox

Anthony DeSimone, Masterworks <adesimone@masterworks.com>
to me

Sam,

We noticed you don't have any female abstract artists in your portfolio, a segment that has had "a meteoric rise to prominence on the secondary art market," according to a 2022 Artnet report. Even better, in 2023 UBS reported high-net-worth collectors allocated more to female (55%) than male artists—a trend our team believes will continue.

We strategically acquired a piece from Alma Thomas because we believe she's poised to capitalize on these trends. In the last few years, that's been the case: following her record sales year in '23, she's kicked off '24 with multiple $1M+ auction sales.

Those $1M sales are so telling because just 20 years ago, her paintings largely sold for only $20k.

Take a look here, we think you'll find the potential interesting. You can also check out the offering circular below.



Thanks,

Anthony DeSimone

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Investor Relations
MASTERWORKS

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281